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                                                             PAGE 1 OF 10 PAGES


                       Securities and Exchange Commission

                             Washington, D.C. 20549


                                  Schedule 13G


                    Under the Securities Exchange Act of 1934

                                   Nettaxi.com
                               ------------------
                                (Name of Issuer)

                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)

                                    64115G102
                        --------------------------------
                                 (CUSIP Number)

                        RGC International Investors, LDC
                     c/o Rose Glen Capital Management, L.P.
               251 St. Asaphs Rd., 3 Bala Plaza - East, Suite 501
                              Bala Cynwyd, PA 19004
                             Attn: Gary S. Kaminsky
                                 (610) 617-5900
                        --------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 21, 2000
                        --------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         / /      13d-1(b)
         /X/      13d-1(c)
         / /      13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NUMBER: 64115G102                                     PAGE 2 OF 10 PAGES


--------------------------------------------------------------------------------
1)       Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

                  RGC International Investors, LDC

--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)    X
              ----
         (b)
              ----
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Citizenship or Place of Organization                    Cayman Islands

--------------------------------------------------------------------------------
   Number of                     5)    Sole Voting Power                0
    Shares
 Beneficially                    -----------------------------------------------
   Owned by
Each Reporting                   6)    Shared Voting Power        2,305,010 (1)
 Person With
                                 -----------------------------------------------

                                 7)    Sole Dispositive Power           0

                                 -----------------------------------------------

                                 8)    Shared Dispositive Power   2,305,010 (1)

--------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially
         Owned by Each Reporting Person                           2,305,010 (1)

--------------------------------------------------------------------------------
10)      Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares (See Instructions)                         / /

--------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row (9)                 5.4%

--------------------------------------------------------------------------------
12)      Type of Reporting Persons (See Instructions)                      OO

--------------------------------------------------------------------------------

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CUSIP NUMBER: 64115G102                                     PAGE 3 OF 10 PAGES


--------------------------------------------------------------------------------
1)       Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

                  Rose Glen Capital Management, L.P.

--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)    X
              ----
         (b)
              ----
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Citizenship or Place of Organization                          Delaware

--------------------------------------------------------------------------------
   Number of                     5)    Sole Voting Power                0
    Shares
 Beneficially                    -----------------------------------------------
   Owned by
Each Reporting                   6)    Shared Voting Power        2,305,010 (1)
 Person With
                                 -----------------------------------------------

                                 7)    Sole Dispositive Power           0

                                 -----------------------------------------------

                                 8)    Shared Dispositive Power   2,305,010 (1)

--------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially
         Owned by Each Reporting Person                           2,305,010 (1)

--------------------------------------------------------------------------------
10)      Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares (See Instructions)                         / /

--------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row (9)                 5.4%

--------------------------------------------------------------------------------
12)      Type of Reporting Persons (See Instructions)                      PN

--------------------------------------------------------------------------------

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CUSIP NUMBER: 64115G102                                     PAGE 4 OF 10 PAGES


--------------------------------------------------------------------------------
1)       Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

                  RGC General Partner Corp.

--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)    X
              ----
         (b)
              ----
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Citizenship or Place of Organization                          Delaware

--------------------------------------------------------------------------------
   Number of                     5)    Sole Voting Power                0
    Shares
 Beneficially                    -----------------------------------------------
   Owned by
Each Reporting                   6)    Shared Voting Power        2,305,010 (1)
 Person With
                                 -----------------------------------------------

                                 7)    Sole Dispositive Power           0

                                 -----------------------------------------------

                                 8)    Shared Dispositive Power   2,305,010 (1)

--------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially
         Owned by Each Reporting Person                           2,305,010 (1)

--------------------------------------------------------------------------------
10)      Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares (See Instructions)                         / /

--------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row (9)                 5.4%

--------------------------------------------------------------------------------
12)      Type of Reporting Persons (See Instructions)                      CO

--------------------------------------------------------------------------------

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CUSIP NUMBER: 64115G102                                     PAGE 5 OF 10 PAGES


                     FOOTNOTES TO COVER PAGE OF SCHEDULE 13G

1. This Schedule 13G is being filed on behalf of the following persons (the "Filers"):

         (1) RGC International Investors, LDC, a Cayman Islands limited duration company ("RGC");

         (2) Rose Glen Capital Management, L.P., a Delaware limited partnership ("Rose Glen"); and

         (3)      RGC General Partner Corp., a Delaware corporation ("Partner").

         Each of Rose Glen and Partner shall be collectively referred to as the "RGC Affiliates."

         RGC is a private investment fund. Rose Glen is the investment manager of RGC and Partner is the general partner of Rose Glen. The Common Stock to which this Schedule 13G relates is owned by RGC. The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers of the RGC Affiliates are set forth in the table on Schedule A hereto.

         RGC is reporting that it beneficially owns, and Rose Glen as investment manager of RGC and Partner as general partner of Rose Glen are reporting that they beneficially own, 2,305,010 shares of Common Stock, or approximately 5.4% of the outstanding shares of the Issuer. The total number of shares of Common Stock beneficially owned by the Filers consists of (i) 555,010 currently outstanding shares of Common Stock and (ii) 1,750,000 shares of Common Stock that are currently issuable within 60 days of June 21, 2000 upon the exchange of convertible debentures held by RGC. The Filers also own stock purchase warrants (collectively, the "Warrants") to purchase 2,200,000 shares of Common Stock at an exercise price of $1.50 per share and 269,692 shares of Common Stock at an exercise price of $4.38 per share. The Warrants expire five years from their respective dates of issuance. The Warrants are exercisable only to the extent that the number of shares of Common Stock issuable upon exercise of the Warrants, together with any other shares of Common Stock beneficially owned by the Filers, would not exceed 4.9% of the then outstanding Common Stock of the Issuer. As a result, the Warrants were not exercisable as of June 21, 2000.

         Each of RGC and the RGC Affiliates has sole power to vote and dispose of the shares indicated.


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CUSIP NUMBER: 64115G102                                     PAGE 6 OF 10 PAGES


ITEM 1.  (a)      NAME OF ISSUER:


                  Nettaxi.com

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:


                  1696 Dell Avenue, Campbell, California 95008

ITEM 2.  (a)      NAME OF PERSON FILING:

                  This Schedule 13G is being filed on behalf of the following persons (the "Filers"):

                  (1) RGC International Investors, LDC, a Cayman Islands limited duration company ("RGC");

                  (2) Rose Glen Capital Management, L.P., a Delaware limited partnership ("Rose Glen"); and

                  (3) RGC General Partner Corp., a Delaware corporation ("Partner").

                  Each of Rose Glen and Partner shall be collectively referred to as the "RGC Affiliates."

                  RGC is a private investment fund. Rose Glen is the investment manager of RGC and Partner is the general partner of Rose Glen. The Common Stock to which this Schedule 13G relates is owned by RGC. The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers of the RGC Affiliates are set forth in the table on Schedule A hereto.

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The business address for each of the RGC Affiliates is 251 St. Asaphs Road, Suite 501, 3 Bala Plaza - East, Bala Cynwyd, Pennsylvania 19004. The business address for RGC is c/o SEI Investments-Global Fund Services Limited, Styne House, Upper Hatch Street, Dublin, Ireland 2. The residence or business address of each of the executive officers of the RGC Affiliates are set forth in the table on Schedule A hereto.

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CUSIP NUMBER: 64115G102                                     PAGE 7 OF 10 PAGES

         (c)      CITIZENSHIP:

                  RGC is a Cayman Islands limited duration company. Rose Glen is a Delaware limited partnership. Partner is a Delaware corporation. The citizenship of each of the executive officers of the RGC Affiliates are set forth in the table on Schedule A hereto.


         (d)      TITLE OF CLASS OF SECURITIES:

                  Common Stock


         (e)      CUSIP NUMBER:

                  64115G102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable

ITEM 4.           OWNERSHIP.

                  For information concerning the ownership of Common Stock of the Issuer by RGC and the RGC Affiliates, see Item 5 through 9 and 11 of the cover pages to this Schedule 13G and the footnotes thereto.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  RGC has granted to Rose Glen, as investment manager, the sole power to manage RGC's investments.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable

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CUSIP NUMBER: 64115G102                                     PAGE 8 OF 10 PAGES


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable


ITEM 10.          CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NUMBER: 64115G102                                     PAGE 9 OF 10 PAGES


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13G is true, complete and correct as of the date hereof.

Dated: June 29, 2000

                                         RGC INTERNATIONAL INVESTORS, LDC
                                         By: Rose Glen Capital Management, L.P.
                                         By: RGC General Partner Corp.

                                         By:     /s/ Gary S. Kaminsky
                                                 ------------------------------
                                                  Gary S. Kaminsky
                                                  Managing Director

                                         ROSE GLEN CAPITAL MANAGEMENT, L.P.
                                         By: RGC General Partner Corp.

                                         By:     /s/ Gary S. Kaminsky
                                                 ------------------------------
                                                  Gary S. Kaminsky
                                                  Managing Director

                                         RGC GENERAL PARTNER CORP.

                                         By:     /s/ Gary S. Kaminsky
                                                 ------------------------------
                                                  Gary S. Kaminsky
                                                  Managing Director

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. SECTION 1001)

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CUSIP NUMBER: 64115G102                                     PAGE 10 OF 10 PAGES


                                   SCHEDULE A

                  The name, citizenship and principal occupation or employment of each executive officer of the RGC Affiliates are set forth below. The business address of the above listed persons is 251 St. Asaphs Road, Suite 501, 3 Bala Plaza-East, Bala Cynwyd, Pennsylvania 19004.

Name and Position      Citizenship       Principal Occupation or Employment
-----------------      -----------       ----------------------------------
Wayne D. Bloch         United States     Managing Director - RGC General Partner Corp.*
Gary S. Kaminsky       United States     Managing Director - RGC General Partner Corp.*
Steven B. Katznelson   Canada            Managing Director - RGC General Partner Corp.*

RGC is governed by a board of directors consisting of Messrs. Bloch, Kaminsky and Katznelson and three additional persons who are affiliates of RGC's administrator, SEI Investments-Global Fund Services Limited. RGC's board of directors has granted to Rose Glen, as investment manager, the sole power to manage RGC's portfolio of investments.

* Messrs. Bloch, Kaminsky and Katznelson own all of the outstanding capital stock of Partner, are the sole officers and directors of Partner and are parties to a shareholders agreement pursuant to which they collectively control Partner. Through Partner, Messrs. Bloch, Kaminsky and Katznelson control Rose Glen.